UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Vicon Industries, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

925811-10-1
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(CUSIP Number)

Anita G. Zucker, as Trustee of
The Article 6 Marital Trust
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, South Carolina 29211
(803) 779-3080

December 6, 2010
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box [ ].

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for  any  subsequent   amendment   containing   information  which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP NO. 925811-10-1	PAGE 2 OF 6

1. NAME OF REPORTING PERSON

    Anita G. Zucker, as Trustee of the Article 6 Marital Trust

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

       00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          507,122

    8. SHARED VOTING POWER

          0

     9. SOLE DISPOSITIVE POWER

          507,122

     10. SHARED DISPOSITIVE POWER

          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          507,122

12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See Instructions ) [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14.  TYPE OF REPORTING PERSON (See Instructions) IN

                                                                     PAGE 3 OF 6

Item 1.     Security and Issuer

     Common stock,  no par value,  of  Vicon Industries, Inc., 89 Arkay Drive, Hauppage, New York 11788 (the "Issuer").

Item 2.     Identity and Background

     Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of the Article 6 Marital Trust (the “Trust”), a transferee of The Jerry Zucker Revocable Trust dated March 20, 2007 (the "Trust"). Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing  relates were  purchased By the Trust using its funds.  The total amount paid was $2,613,201.

Item 4. Purpose of Transaction

     The Trust acquired the Shares for investment purposes. The Trust will review the performance of this investment and its investment alternatives. As part of the ongoing review of its investment in the shares, the Trust may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Trust may explore, support, sponsor or promote other alternatives with respect to this investment in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, changes in management’s compensation, or changes in the Issuer's business or corporate structure.  As a substantial shareholder, the Trust has communicated, expects to communicate from time to time in the future, to management and the board of directors its views as to matters that the Trust believes will benefit the Issuer and its shareholders.  For example, the Trust has urged the board of directors to implement a quarterly dividend and to continue with, and increase, the Issuer's stock buy-back program. Although the foregoing reflects activities presently contemplated by the Trust with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trust will take any of the actions referred to above.

                                                                     Page 4 of 6

Except as set forth in the preceding paragraph, as of the date hereof, the Trust does not have any plan or proposal that relates to or would result in:

(a)       The  acquisition by any person of additional  securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing  a class of  securities  of the  Issuer to be  delisted  from a national  securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding  the foregoing,  the Trust reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     At December 14, 2010 the Trust owns 507,122 shares, or 11.26%, of the Issuer's common stock. Mrs. Zucker,  as Trustee of the Trust,  has sole voting,  investment and dispositive power with respect to those shares.

     The  following  table  lists  all  of  the  transactions  in  the  Issuer's securities  effected in the sixty days  preceding the date of this  statement by the Trust.  All of the  transactions  were  purchases and were effected  through brokers.

                                                                     PAGE 5 OF 6

Date	Number of Shares	Price per Share
10/22/2010	981	$4.2500
10/26/2010	214	$4.2500
10/27/2010	1,225	$4.2022
10/28/2010	850	$4.1606
10/28/2010	1,022	$4.2500
10/28/2010	10,000	$4.2354
11/02/2010	1,300	$4.2469
11/04/2010	500	$4.2340
11/15/2010	1,404	$4.2342
11/15/2010	200	$4.2250
12/03/2010	3,625	$4.2368
12/03/2010	2,100	$4.1705
12/06/2010	200	$4.2500
12/06/2010	2,200	$4.2459
12/06/2010	550	$4.2355
12/07/2010	6,800	$4.1115
12/08/2010	300	$4.2433
12/10/2010	5,000	$4.2492
12/13/2010	437	$4.2500
12/14/2010	800	$4.2100
12/14/2010	100	$4.1900
12/14/2010	3,700	$4.2424
12/14/2010	400	$4.2500

Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7. Material to Be Filed as Exhibits

        None.

                                                                     PAGE 6 OF 6

                                    Signature

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2010

s/Anita G. Zucker
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Anita G. Zucker, as Trustee for
The Article 6 Marital Trust